Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31,
	2018	2017
(Dollars in millions)
EARNINGS:
Income before income taxes[1]	$81	$77
Add (deduct):
Equity in earnings of unconsolidated entities	(38)	(32)
Distributions from unconsolidated entities	17	11
Amortization of capitalized interest	2	2
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(10)	–
	$52	$58
Add fixed charges:
Consolidated interest expense[2]	43	42
Interest portion (1/3) of consolidated rent expense	17	16
	$112	$116

FIXED CHARGES:
Consolidated interest expense[2]	$43	$42
Capitalized interest	1	–
Interest portion (1/3) of consolidated rent expense	17	16
	$61	$58

RATIO OF EARNINGS TO FIXED CHARGES[3]	1.84	2.00

[1]	Amounts include $7 million and $17 million of Gain on license sales and exchanges, net in 2018 and 2017, respectively.

[2]	Interest expense on income tax contingencies is not included in fixed charges.

[3]	Ratio of earnings to fixed charges and preferred dividends was also 2.00 for the three months ended March 31, 2017.